ROPES & GRAY LLP

1211 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10036

January 10, 2014	R. Brent Bates
Phone: 212-596-9143
Fax: 646-728-1542
Brent.Bates@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Blackstone Alternative Alpha Fund (File Nos. 811-22634 and 333-[            ])

Ladies and Gentlemen:

We are filing today via EDGAR a Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of Blackstone Alternative Alpha Fund, a Massachusetts business trust.

Pursuant to Section 6 of the Securities Act, the Registration Fees have been calculated and transmitted, in the amount of $64,400, to the designated lockbox at U.S. Bank in St. Louis, Missouri.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned.

Very truly yours,

/s/ R. Brent Bates

R. Brent Bates
Enclosures

cc:	James Hannigan, Esq., Blackstone Alternative Asset Management L.P.
James E. Thomas, Esq.